SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                           REUNION INDUSTRIES, INC.
                     (formerly Reunion Resources Company)
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                 761312-10-7
                           (formerly 761314-10-3)
                                (CUSIP Number)

                         IVEY, BARNUM & O'MARA, LLC
                        through its designated agent,
                                MELISSA NEIER
                              170 MASON STREET
                        GREENWICH, CONNECTICUT  06830
                               (203) 862-7741
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                May 10, 2004
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]



       REUNION INDUSTRIES, INC. SCHEDULE 13D (CUSIP NO. 761312-10-7)

(1)  Name of reporting persons........Ivey, Barnum & O'Mara, LLC, through its designated agent, Melissa Neier

(2)  Check the appropriate box
     if a member of a group
     (see instructions)...............(a) [ ]     (b) [X]

(3)  SEC use only.....................

(4)  Source of funds (see
     instructions)....................OO

(5)  Check if disclosure of legal
     proceedings is required
     pursuant to items 2(d) or 2(e)...[ ]

(6)  Citizenship or place
     of organization..................United States

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power...............0

(8)  Shared voting power.............1,651,697

(9)  Sole dispositive power..........0

(10) Shared dispositive power........1,651,697

(11) Aggregate amount beneficially
     owned by each reporting person..1,651,697

(12) Check if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions).......[ ]

(13) Percent of class represented
     by amount in Row (11)...........10.1%

(14) Type of reporting
     person (see instructions).......OO

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       REUNION INDUSTRIES, INC. SCHEDULE 13D (CUSIP NO. 761312-10-7)

     This Schedule 13D is filed by Melissa Neier (the "Reporting Person").

Item 1.     Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Reunion Industries, Inc., a Delaware corporation ("Reunion"). The principal executive offices of Reunion are located at 11 Stanwix Street, Suite 1400, Pittsburgh, Pennsylvania 15222.

Item 2.     Identity and Background.

            1. Ivey, Barnum & O'Mara, LLC, through its designated agent, Melissa Neier (collectively, the "Reporting Person").

                   Ivey, Barnum & O'Mara, LLC is a law firm, whose address is 170 Mason Street, Greenwich, CT 06830. Melissa Neier is an attorney with the firm.

                   During the last five years the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            Not applicable.

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       REUNION INDUSTRIES, INC. SCHEDULE 13D (CUSIP NO. 761312-10-7)

Item 4.     Purpose of the Transaction.

            The event requiring the filing of this Schedule was the appointment, effective May 10, 2004, of the Reporting Person as the Liquidating Agent of Stanwich Financial Services Corp. ("SFSC") in SFSC's proceeding (the "Chapter 11 Proceeding") under Chapter 11 of the United States Bankruptcy Code, pending in the United States Bankruptcy Court for the District of Connecticut, Bridgeport Division (Case No. 01-50831 (AHWS)). SFSC is the owner of 1,651,697 shares of the Common Stock. As Liquidating Agent, the Reporting Person is authorized and empowered (subject to review and approval of the Executive Committee (as such term is defined in SFSC's Plan of Reorganization in the Chapter 11 Proceeding)) to exercise all of the powers of SFSC in the place and to the exclusion of SFSC's board of directors and officers. Under the Plan, after such effective date, SFSC's officers, directors and equity holders have no direct or indirect corporate governance authority.

            The shares reported herein as beneficially owned by the Reporting Person have also been reported as beneficially owned by SFSC in a Schedule 13G filed by SFSC with the Securities and Exchange Commission.

            As of the date hereof, the Reporting Person has no plan or proposal which relates to or would result in any of the actions described in
Item 4 of Schedule 13D, except that the Reporting Person intends to sell the shares of Common Stock reported herein in one or more transactions. It is expected that such sales will not be made prior to January 1, 2005.

Item 5.     Interest in Securities of the Issuer.

            (a) and (b)     SFSC owns 1,651,697 shares of the Common Stock
directly, or approximately 10.1% of the 16,278,519 issued and outstanding shares of the Common Stock. As Liquidating Agent, the Reporting Person may be deemed to beneficially own the 1,651,697 shares of the Common Stock owned directly by SFSC (10.1% of the Outstanding Common Stock). The Reporting Person has no interest in any shares of the Common Stock, other than its indirect interest as Liquidating Agent, in the shares owned directly by SFSC.
 The Reporting Person, as SFSC's Liquidating Agent, has shared voting and dispostive powers with respect to the 1,651,697 shares of the Common Stock owned by SFSC.

            (c) There were no transactions in the Common Stock by or involving the Reporting Person during the past 60 days.

                                    - 4 -



       REUNION INDUSTRIES, INC. SCHEDULE 13D (CUSIP NO. 761312-10-7)

            (d)     Not applicable.

            (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            Not applicable.

Item 7.     Material to be Filed as Exhibits.

            Not applicable.

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 9, 2004

                                            IVEY, BARNUM & O'MARA

                                            By: /s/ Melissa Neier
                                                ------------------------------
                                                    Melissa Neier
                                                    as designated agent

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